Exhibit 21.1

SUBSIDIARIES OF MACKIE DESIGNS INC.
As of December 31, 2000

Subsidiary	State of Incorporation or Country in which Organized

Mackie Sales Corporation	Barbados
Mackie Designs Manufacturing Inc.	Washington
Mackie Designs (Netherlands) B.V.	The Netherlands
Mackie Designs (Italy) S.p.A.	Italy
AVM S.r.l.	Italy
Mackie Designs (France) S.A.	France
RCF Electronics (U.K.) Ltd.	United Kingdom
Mackie Industrial, Inc.	New Jersey
RCF China Limited	China
Mackie Designs (Deutschland) GmbH	Germany
Eastern Acoustic Works, Inc.	Massachusetts
EAW International Ltd.	U.S. Virgin Islands
Eastern Acoustic Works International Ltd.	UK
SIA Software Company	New York
Acuma Labs Inc.	British Columbia